Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

T Stamp Inc.

T Stamp Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1.            The name of the Corporation is T Stamp Inc.

2.            This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on November 22, 2019, as subsequently amended pursuant to those Certificate of Amendments dated March 24, 2020 and July 15, 2021 (collectively, the “Restated Certificate”).

3.            The initial paragraph of Article V of the Restated Certificate is amended and restated as follows:

“The total number of shares of all classes of stock that the Corporation has authority to issue is 52,000,000, consisting of (a) 50,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”), and (b) 2,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).”

The remainder of Article V remains as it exists in the Restated Certificate.

4.            That the foregoing Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted and approved by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Andrew Gowasack, its President, on January 31, 2023.

/s/Andrew Gowasack
Andrew Gowasack, President